# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Seer, Inc., CIK 0001726445
CUSIP: 81578P106
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3800 BRIDGE PARKWAY, SUITE 102, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 02/26/2026
Amends the filing with accession number 0000921895-26-000515
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; MICHAEL TOROK, 68 Mazzeo Drive, Randolph, Massachusetts (MA), 02368, 617-680-6709; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (0.9% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 2,110,232; shared voting power 500,000; sole dispositive power 2,110,232; shared dispositive power 500,000; aggregate amount beneficially owned 2,610,232 (4.6% of the class)
- JEC II Associates, LLC (CIK 0001477326): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,167,296; sole dispositive power 0; shared dispositive power 1,167,296; aggregate amount beneficially owned 1,167,296 (2.1% of the class)
- The MOS Trust: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 215,000; sole dispositive power 0; shared dispositive power 215,000; aggregate amount beneficially owned 215,000 (0.4% of the class)
- MOS PTC, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 215,000; sole dispositive power 0; shared dispositive power 215,000; aggregate amount beneficially owned 215,000 (0.4% of the class)
- Torok Michael (CIK 0001967237): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 285,000; shared voting power 1,382,296; sole dispositive power 285,000; shared dispositive power 1,382,296; aggregate amount beneficially owned 1,667,296 (3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Seer, Inc.
Address of issuer's principal executive offices: 3800 BRIDGE PARKWAY, SUITE 102, REDWOOD CITY, California (CA), 94065

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 500,000 Shares directly owned by the Radoff Foundation is approximately $970,645, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,110,232 Shares directly owned by Mr. Radoff is approximately $4,091,665, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,167,296 Shares owned directly by JEC II is approximately $2,226,405, including brokerage commissions.

The Shares purchased by MOS Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 215,000 Shares owned directly by MOS Trust is approximately $420,140, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 285,000 Shares directly owned by Mr. Torok is approximately $654,853, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Persons are deeply concerned by the Board's recent decision to adopt the tax benefits preservation plan, dated February 26, 2026 (the "NOL Pill"), which the Reporting Persons believe was designed to insulate the current Board and to deter or gain an unfair advantage in any potential proxy contest. The Reporting Persons believe that the NOL Pill was implemented in order to thwart stockholders from acquiring 4.9% or more of the Shares, despite the Board's purported tax-related justifications. In the Reporting Persons' view, the NOL Pill is simply a means to prevent stockholders from gaining too much voting power in the event of a potential proxy contest given the fact that the Board adopted the NOL Pill only six days after the Reporting Persons filed the initial Schedule 13D.

We specifically call on the Board to provide stockholders with evidence justifying the adoption of the draconian NOL Pill and prove that it is not just another entrenchment device. For starters, how close is the Issuer to experiencing an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended?

As a reminder, this is the same Board that sought to delay the conversion of the Issuer's Class B common stock, which were primarily held by the Issuer's CEO and provided 10 votes per share, for five years, and only abandoned such plan after being informed that it would violate Nasdaq's listing standards.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 56,219,599 Shares outstanding as of December 31, 2025, which is the total number of Shares outstanding as disclosed in Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2026.

As of the date hereof, the Radoff Foundation directly beneficially owned 500,000 Shares, constituting approximately 0.9% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 2,110,232 Shares, constituting approximately 3.8% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed the beneficial owner of the 500,000 Shares owned by the Radoff Foundation, which together with the 2,110,232 Shares he directly owns, constitutes an aggregate of 2,610,232 Shares beneficially owned by Mr. Radoff, constituting approximately 4.6% of the Shares outstanding.

As of the date hereof, JEC II directly beneficially owned 1,167,296 Shares, constituting approximately 2.1% of the Shares outstanding.

As of the date hereof, MOS Trust directly beneficially owned 215,000 Shares, constituting approximately 0.4% of the Shares outstanding. MOS PTC, as the trustee of MOS Trust, may be deemed the beneficial owner of the 215,000 Shares owned by MOS Trust, constituting approximately 0.4% of the Shares outstanding.

As of the date hereof, Mr. Torok directly beneficially owned 285,000 Shares, constituting approximately 0.5% of the Shares outstanding. Mr. Torok, (i) as the Manager of JEC II, may be deemed the beneficial owner of the 1,167,296 Shares owned by JEC II, and (ii) as a Manager of MOS PTC, may be deemed the beneficial owner of the 215,000 Shares owned by MOS Trust, which together with the 285,000 Shares he directly owns, constitutes an aggregate of 1,667,296 Shares beneficially owned by Mr. Torok, constituting approximately 3.0% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 4,277,528 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 7.6% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of the initial Schedule 13D are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

2 - Transactions in Securities.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (03/02/2026)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (03/02/2026)
- JEC II Associates, LLC: /s/ Michael Torok, Michael Torok, Manager (03/02/2026)
- The MOS Trust: /s/ Michael Torok, Michael Torok, Manager of MOS PTC, LLC, its Trustee (03/02/2026)
- MOS PTC, LLC: /s/ Michael Torok, Michael Torok, Manager (03/02/2026)
- Torok Michael: /s/ Michael Torok, Michael Torok (03/02/2026)